Exhibit 99.5

0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 1.1 14475 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF LI AUTO INC. (Continued and to be signed on the reverse side) Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at https://equiniti.com/us/ast-access or supply your email address below or on the reverse side. ADD YOUR EMAIL ADDRESS ONLINE Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today: For first time users setting up an account, follow the instructions outlined below: • Go to https://equiniti.com/us/ast-access and click on the words “REGISTER – FIRST TIME USERS CLICK HERE” under the Shareholder Central heading button • Follow the instructions provided to set up your account which will include providing your e-mail address • Once your account has been set up, select the tool bar “Communications” at the top right side of the page • Here you need to select “Receive Company Mailings via E-Mail” • Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available For existing users updating your account, do the following: • Go to https://equiniti.com/us/ast-access and click on “LOGIN” button under the Shareholder Central heading • Once you access your account, select the tool bar “Communications” at the top right side of the page • Here you need to select “Receive Company Mailings via E-Mail” • Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available Alternatively you can provide us with your email address in the below section entitled “ELECTRONIC SHAREHOLDER COMMUNICATIONS” to receive future materials electronically when available.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF LI AUTO INC. May 30, 2025 Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on May 20, 2025. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE “FOR” THE RESOLUTIONS. Resolutions presented for consideration by the Annual General Meeting of Shareholders on May 30, 2025 PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. ------------------ ---------------- 053025 ORDINARY RESOLUTIONS 1. To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2024 and the reports of the Directors and independ-ent auditors thereon. 2 To re-elect Mr. Li Xiang as an executive Director. 3. To re-elect Mr. Fan Zheng as a non-executive Director. 4. To re-elect Prof. Xiao Xing as an independent non-executive Director. 5. To authorize the Board to fix the remuneration of the Directors of the Company. 6. To grant a general mandate to the Directors to issue, allot and deal with Class A Ordinary shares and/or ADSs (including any sale and/or transfer of Class A Ordinary Shares out of treasury that are held as treasury shares) of the Company not exceeding 20% of the total number of issued Shares (excluding any treasury shares) of the Company as at the date of passing of this resolution. 7. To grant a general mandate to the Directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued shares (excluding any treasury shares) of the Company as at the date of passing of this resolution. 8. To extend the general mandate granted to the Directors to issue, allot and deal with additional Class A Ordinary Shares and/or ADSs (including any sale and/or transfer of Class A Ordinary Shares out of treasury that are held as treasury shares) in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company. 9. To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the independent auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2025. FOR AGAINST

Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account or to add the email, please check the box at right. Please indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF LI AUTO INC May 30, 2025 INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-201-299-4446 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call. Vote online/phone until 10:00 AM EST on May 20, 2025. MAIL - Sign, date and mail your proxy card in the envelope provided so that your vote is received before 10:00 AM EST on May 20, 2025. ADD YOUR EMAIL ADDRESS ONLINE - Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today at: https://equiniti.com/us/ast-access (see reverse side for instructions) or provide us with your email address in the section entitled “ELECTRONIC SHAREHOLDER COMMUNICATIONS” at the bottom right side of this card or on the reverse side to receive future materials electronically when available. PROXY VOTING INSTRUCTIONS Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE “FOR” THE RESOLUTIONS. Resolutions presented for consideration by the Annual General Meeting of Shareholders on May 30, 2025 PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x ------------------ ---------------- 053124 COMPANY NUMBER ACCOUNT NUMBER Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at https://equiniti.com/us/ast-access or supply your email address below or on the reverse side. ORDINARY RESOLUTIONS 1. To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2024 and the reports of the Directors and independ-ent auditors thereon. 2 To re-elect Mr. Li Xiang as an executive Director. 3. To re-elect Mr. Fan Zheng as a non-executive Director. 4. To re-elect Prof. Xiao Xing as an independent non-executive Director. 5. To authorize the Board to fix the remuneration of the Directors of the Company. 6. To grant a general mandate to the Directors to issue, allot and deal with Class A Ordinary shares and/or ADSs (including any sale and/or transfer of Class A Ordinary Shares out of treasury that are held as treasury shares) of the Company not exceeding 20% of the total number of issued Shares (excluding any treasury shares) of the Company as at the date of passing of this resolution. 7. To grant a general mandate to the Directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued shares (excluding any treasury shares) of the Company as at the date of passing of this resolution. 8. To extend the general mandate granted to the Directors to issue, allot and deal with additional Class A Ordinary Shares and/or ADSs (including any sale and/or transfer of Class A Ordinary Shares out of treasury that are held as treasury shares) in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company. 9. To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the independent auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2025. FOR AGAINST